Exhibit 6

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-151417 on Form F-3 of our reports dated September 18, 2012, relating to (1) the June 30, 2012, and 2011 consolidated financial statements of Kimber Resources Inc. and subsidiaries (“Kimber”) (which report expresses an unqualified opinion and includes an emphasis of matter paragraph relating to our consideration of going concern) and (2) the effectiveness of Kimber’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of Kimber for the year ended June 30, 2012.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
September 18, 2012